August 5, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc.
Registration Statement on Form S-1
File No. 333-280273

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Boustead Securities, LLC and The Benchmark Company, LLC, as representatives of the underwriters of the offering, hereby join the request of Know Labs, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on August 7, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dentons Durham Jones Pinegar P.C., request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Boustead Securities, LLC

By:
/s/ Brinson Lingenfelter

Name:
Brinson Lingenfelter

Title:
Managing Director

The Benchmark Company, LLC

By:
/s/ Michael Jacobs

Name:
Michael Jacobs

Title:
Head of Equity Capital Markets